SUPPLEMENT DATED JUNE 30, 2022
to the following annuity prospectuses dated May 2, 2022

CRC® Compound Rate Contract
CRC Generations
CRC Harvestor
CRC Select I
CRC Select II
CRC Select III

ISSUED BY:
Talcott Resolution Life Insurance Company

This supplement updates certain information in the above-referenced prospectus for your annuity contract. Unless otherwise indicated, terms used in this supplement have the same meaning as in the Contract prospectus.

The first paragraph in Section I.3 “Deferred Compensation Plans Under Section 457 (“Section 457 plans”)” in “Federal Tax Considerations” is deleted and replaced with the following:

Certain governmental employers, or tax-exempt employers other than a governmental entity, can establish a Deferred Compensation Plan under Code Section 457. For these purposes, a “governmental employer” is a State, a political subdivision of a State, or an agency or an instrumentality of a State or political subdivision of a State. A Deferred Compensation Plan that meets the requirements of Code Section 457(b) is called an “Eligible Deferred Compensation Plan” or “Section 457(b) Plan.” Code Section 457(b) limits the amount of contributions that can be made to an Eligible Deferred Compensation Plan on behalf of a participant. Generally, the limitation on contributions is the lesser of (1) 100% of a participant’s includible compensation or (2) the applicable dollar amount ($20,500 for 2022). The Plan may provide for additional “catch-up” contributions. In addition, under Code Section 457(d) a Section 457(b) Plan may not make amounts available for distribution to participants or beneficiaries before (1) the calendar year in which the participant attains age 701⁄2, (2) the participant has a severance from employment (including death), or (3) the participant is faced with an unforeseeable emergency (as determined in accordance with regulations).

This Supplement Should Be Retained With Your Prospectus for Future Reference

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